UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Westmoreland Resource Partners, LP

(Name of Subject Company (Issuer))

Westmoreland Coal Company Asset Corporation

(Offeror)

a wholly owned subsidiary of

Westmoreland Coal Company

(Names of Filing Persons)

Common Units Representing Limited Partner Interests

(Titles of Class of Securities)

691807101

(CUSIP Numbers of Class of Securities)

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Westmoreland Resource Partners, LP

(Name of Subject Company (Issuer))

Westmoreland Coal Company Asset Corporation

(Offeror)

a wholly owned subsidiary of

Westmoreland Coal Company

(Names of Filing Persons)

Common Units Representing Limited Partner Interests

(Titles of Class of Securities)

691807101

(CUSIP Numbers of Class of Securities)

Jennifer S. Grafton

(855) 922-6463

Westmoreland Coal Company

9540 South Maroon Circle, Suite 300

Englewood, CO 80112

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

With copies to:

Matthew R. Pacey, P.C.

Michael P. Fisherman

Kirkland & Ellis LLP

609 Main St., Suite 4500

Houston, TX 77002

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$12,849	$1.56
*

Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding common units representing limited partner interests of Westmoreland Resource Partners, LP, a Delaware limited partnership, not owned by Westmoreland Coal Company, a Delaware corporation, or its affiliates, at a purchase price of $0.01 per Common Unit, net to the seller in cash. On February 12, 2019, 1,284,840 Common Units were outstanding, of which none are owned by Westmoreland Coal Company. Accordingly, this calculation assumes the purchase of 1,284,840 Common Units.

+

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2019 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001212.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form or Registration No.: n/a	Date Filed: n/a

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (as amended and supplemented, this “Schedule TO”) by Westmoreland Coal Company Asset Corporation, a New York corporation (“Tender Sub”), and Westmoreland Coal Company, a Delaware corporation (together with Tender Sub, “WCC”, except where context requires that “WCC” refer only to Westmoreland Coal Company), relates to the offer by WCC to purchase all outstanding common units (the “Common Units”) of Westmoreland Resource Partners, LP, a Delaware limited partnership (“WMLP”), not currently held by WCC or its affiliates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 2019 (the “Offer to Purchase”) and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All capitalized terms used in this Schedule TO without definition have the meanings ascribed to them in the Offer to Purchase.

The Offer to Purchase and the letter of transmittal are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

This Schedule TO is intended to satisfy the requirements of a Tender Offer Statement on Schedule TO of Tender Sub and a Schedule 13E-3 Transaction Statement of WCC. All information in the Offer to Purchase and the letter of transmittal, including all schedules and annexes thereto, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein, except as otherwise set forth below.

Item 1.	Summary Term Sheet

Item 1001 of Regulation M-A

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information

Item 1002(a)-(c) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “The Offer—Certain Information Concerning WMLP” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Introduction” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “The Offer—Price Range of Common Units; Distributions on Common Units” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

Item 1003(a)-(c) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Introduction,” “Special Factors—Certain Relationships Between WCC and WMLP,” “The Offer—Certain Information Concerning WCC” and “Schedule A—Directors and Executive Officers of WCC” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “The Offer—Certain Information Concerning WCC” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “The Offer—Certain Information Concerning WCC” and “Schedule A—Directors and Executive Officers of WCC” is incorporated herein by reference.

Item 4.	Terms of the Transaction

Item 1004(a) of Regulation M-A

(a)(1)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet—How many Common Units are you offering to purchase?” and “Introduction” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet—What will I receive in exchange for the Common Units that I tender into the Offer?” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How long do I have to tender my Common Units in the Offer?” and “The Offer—Terms of the Offer” is incorporated herein by reference.

(a)(1)(iv) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can the Offer be extended, and under what circumstances?” and “The Offer—Terms of the Offer” is incorporated herein by reference.

(a)(1)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can the Offer be extended, and under what circumstances?” and “The Offer—Terms of the Offer” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can I withdraw Common Units that I previously tendered in the Offer? Until what time may I withdraw previously tendered Common Units?” and “The Offer—Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How do I participate in the Offer?” “The Offer—Withdrawal Rights,” “Summary Term Sheet—Can I withdraw Common Units that I previously tendered in the Offer? Until what time may I withdraw previously tendered Common Units?” and “The Offer—Procedures for Accepting the Offer and Tendering Common Units” is incorporated herein by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How do I participate in the Offer?”, “The Offer—Terms of the Offer,” “The Offer—Acceptance for Payment and Payment for Common Units,” “The Offer—Procedures for Accepting the Offer and Tendering Common Units” and “The Offer—Conditions to the Offer” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) Not applicable.

(a)(1)(xi) Not applicable.

(a)(1)(xii) The information set forth in the Offer to Purchase under “Summary Term Sheet—Are there any differences in the federal income tax treatment between (i) selling my Common Units for cash, and (ii) continuing to hold my Common Units?”, “Summary Term Sheet—What are the U.S. federal income tax consequences of tendering my Common Units for cash in the Offer?” and “The Offer—Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(a)(2)(i)-(a)(2)(vii) Not applicable.

(b) The information set forth in the Offer to Purchase under “Special Factors—Interests of Certain Persons in the Offer,” is incorporated herein by reference.

Item 5.	Past Contacts, Negotiations and Agreements.

Item 1005(a) and (b) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—Certain Relationships Between WCC and WMLP” and “Schedule B—Ownership of Common Units by WCC and Certain Related Persons” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer,” and “Special Factors—Certain Relationships Between WCC and WMLP” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Item 1006(a) and (c)(1)-(7) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Introduction” and “Summary Term Sheet—Why are we making the Offer?” is incorporated herein by reference.

(c)(1) The information set forth in the Offer to Purchase under “Introduction” and “Summary Term Sheet—Why are we making the Offer?” is incorporated herein by reference.

(c)(2) The information set forth in the Offer to Purchase under “Introduction” and “Summary Term Sheet—Why are we making the Offer?” is incorporated herein by reference.

(c)(3) The information set forth in the Offer to Purchase under “Introduction” and “Summary Term Sheet—Why are we making the Offer?” is incorporated herein by reference.

(c)(4) WMLP will cease to exist upon the conclusion of its chapter 11 bankruptcy proceedings and as a result the board of directors of the general partner of WMLP will also cease to exist at that time.

(c)(5) WMLP will cease to exist upon the conclusion of its chapter 11 bankruptcy proceedings.

(c)(6) The information set forth in the Offer to Purchase under “Introduction” and “The Offer—Possible Effects of the Offer on the Market for Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(7) The information set forth in the Offer to Purchase under “Introduction” and “The Offer—Possible Effects of the Offer on the Market for Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

Item 1007(a), (b) and (d) of Regulation M-A.

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet—Do you have the financial resources to pay for all of the Common Units that you are offering to purchase?” and “The Offer—Source and Amount of Funds” is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—Transactions and Arrangements Concerning the Common Units” and “Schedule B—Ownership of Common Units by WCC and Certain Related Persons” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Transactions and Arrangements Concerning the Common Units” and “Schedule B—Ownership of Common Units by WCC and Certain Related Persons” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Item 1009(a) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “The Offer—Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Item 1010(a) and (b) of Regulation M-A

(a)-(b) Financial information with respect to WCC is not material because (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and (c) the offer is for all outstanding securities of the subject class. See “The Offer—Source and Amount of Funds.”

Item 11.	Additional Information.

Item 1011(a) and (c) of Regulation M-A

(a)(1) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer,” “Special Factors—Interests of Certain Persons in the Offer” and “Special Factors—Certain Relationships Between WCC and WMLP” is incorporated by reference herein.

(a)(2) The information set forth in the Offer to Purchase under “The Offer—Appraisal Rights; “Going-Private” Rules,” and “The Offer—Certain Legal Matters; Regulatory Approvals” is incorporated by reference herein.

(a)(3) The information set forth in the Offer to Purchase under “Introduction” and “The Offer—Certain Legal Matters; Regulatory Approvals” is incorporated by reference herein.

(a)(4) The information set forth in the Offer to Purchase under “Introduction,” “The Offer—Possible Effects of the Offer on the Market for Common Units; Stock Exchange Listing(s); Registration Under the Exchange Act; Margin Regulations” and “The Offer—Certain Legal Matters; Regulatory Approvals” is incorporated by reference herein.

(a)(5) The information set forth in the Offer to Purchase under “The Offer—Certain Legal Matters; Regulatory Approvals” is incorporated by reference herein.

(c) None.

Item 12.	Exhibits

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated February 13, 2019

(a)(1)(ii)	Letter of Transmittal

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Summary Advertisement to be published in The New York Times

(a)(1)(vi)	Press Release, dated February 13, 2019, issued by Westmoreland Coal Company and Westmoreland Resource Partners, LP

(a)(2)(i)	Solicitation/Recommendation Statement of Westmoreland Resource Partners, LP on Schedule 14D-9

(b)	None

(c)	None

(d)	None

(g)	None

(h)	None

Item 13.	Information Required by Schedule 13E-3

The following sets forth the information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2 of Schedule 13E-3. Subject Company Information.

Item 1002(d)-(f) of Regulation M-A

(d) The information set forth in the Offer to Purchase under “The Offer—Price Range of Common Units; Distributions on Common Units” is incorporated herein by reference.

(e) None.

(f) The information set forth in the Offer to Purchase under “Special Factors—Transactions and Arrangements Concerning the Common Units” and “Schedule B—Ownership of Common Units by WCC and Certain Related Persons” is incorporated herein by reference.

Item 4 of Schedule 13E-3. Terms of the Transaction.

Item 1004(c)-(f) of Regulation M-A

(c) Not applicable.

(d) The information set forth in the Offer to Purchase under “The Offer—Appraisal Rights; “Going-Private” Rules” and “Summary Term Sheet—Are appraisal rights available in the Offer?” is incorporated herein by reference.

(e) Not applicable.

(f) Not applicable.

Item 5 of Schedule 13E-3. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005(c) and (e) of Regulation M-A

(c) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer” and “Special Factors—Certain Relationships Between WCC and WMLP” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer,” “Special Factors—Transactions and Arrangements Concerning the Common Units,” “Special Factors—Interests of Certain Persons in the Offer” and “Special Factors—Certain Relationships Between WCC and WMLP” is incorporated herein by reference.

Item 6 of Schedule 13E-3. Purposes of the Transaction and Plans or Proposals.

Item 1006(b) and (c)(8) of Regulation M-A

(b) The information set forth in the Offer to Purchase under “Special Factors—Certain Effects of the Offer,” and “The Offer—Possible Effects of the Offer on the Market for Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(8) The information set forth in the Offer to Purchase under “Special Factors—Certain Effects of the Offer” and “The Offer—Possible Effects of the Offer on the Market for Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7 of Schedule 13E-3. Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Background of the Offer,” and “Special Factors—Purpose of and Reasons for the Offer” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer” and “Special Factors—Purpose of and Reasons for the Offer” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer” and “Special Factors—Purpose of and Reasons for the Offer” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “The Offer—Possible Effects of the Offer on the Market for Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” “The Offer—Appraisal Rights; “Going-Private” Rules,” “Summary Term Sheet—What are the U.S. federal income tax consequences for tendering my Common Units for cash in the Offer?,” “The Offer—Certain U.S. Federal Income Tax Consequences” and “The Offer—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

Item 8 of Schedule 13E-3. Fairness of the Transaction.

Item 1014 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—The Position of WCC Regarding the Fairness of the Offer” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—The Position of WCC Regarding the Fairness of the Offer” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Summary Term Sheet—What are the most significant conditions to the Offer?”, “Introduction,” and “The Offer—Conditions to the Offer” is incorporated herein by reference.

(d) An unaffiliated representative was not retained for the purpose of representing unaffiliated security holders in negotiating the terms of the offer, or preparing a report concerning the fairness of the transaction.

(e) The information set forth in the Offer to Purchase under “Summary Term Sheet—Has WCC negotiated, or sought the approval of, the terms of this Offer with WMLP?” is incorporated herein by reference.

(f) Not applicable.

Item 9 of Schedule 13E-3. Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—The Position of WCC Regarding the Fairness of the Offer” is incorporated herein by reference.

(b) Not applicable.

(c) Not applicable.

Item 10 of Schedule 13E-3. Source and Amount of Funds or Other Consideration.

Item 1007(c) of Regulation M-A

(c) The information set forth in the Offer to Purchase under “The Offer—Fees and Expenses” is incorporated herein by reference.

Item 12 of Schedule 13E-3. The Solicitation or Recommendation.

Item 1012(d) and (e) of Regulation M-A

(d) The information set forth in the Offer to Purchase under “The Offer—Certain Information Concerning WMLP” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “The Offer—Certain Information Concerning WMLP” is incorporated herein by reference.

Item 13 of Schedule 13E-3. Financial Statements.

Item 1010(a) and (b) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “The Offer—Certain Information Concerning WMLP” is incorporated herein by reference. The financial statements of WMLP are also incorporated herein by reference to “Part II—Item 8—Financial Statements and Supplementary Data” of its Annual Report on Form 10-K for the year ended December 31, 2017 and “Part I—Item 1—Financial Statements” of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018.

(b) Pro forma financial information is not material to the Offer.

Item 14 of Schedule 13E-3. Persons/Assets Retained, Employed, Compensated or Used.

Item 1009(b) of Regulation M-A

(b) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Background of the Offer” and “Special Factors—Interests of Certain Persons in the Offer” is incorporated herein by reference.

Item 15 of Schedule 13E-3. Additional Information.

Item 1011(b) and (c) of Regulation M-A

(b)-(c) None.

Item 16 of Schedule 13E-3. Exhibits.

Item 1016(c) and (f) of Regulation M-A

(c) None.

(f) None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019

Westmoreland Coal Company

By:	/s/ Jennifer S. Grafton
Name: Title:	Jennifer S. Grafton Chief Legal Officer, Chief Administrative Officer and Secretary